UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Compugen Ltd.

On or about September 6, 2017, Compugen Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for a Special General Meeting of Shareholders to be held on October 19, 2017 in Israel.

A copy of the proxy statement and proxy card are attached to this Form 6-K as Exhibit 99.1.

The information contained in this Report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-198368 and 333-213007.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Notice of 2017 Special General Meeting of Shareholders, Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 6, 2017	By:	/s/ Ari Krashin
Ari Krashin CFO and COO